Exhibit 12.1

Terremark Worldwide, Inc.
Computation of Ratio of Earnings to Fixed Charges
For the periods indicated

	2001	2002	2003	2004	2005
Earnings
Pretax income from continuing operations before minority interests	$(21,373,251)	$(57,372,215)	$(41,227,305)	$(22,490,577)	$(9,859,352)
Fixed charges	2,136,348	12,975,450	13,007,683	17,224,922	18,726,943
Less:
Capitalized interest	(605,332)	(891,644)	—	—	—

Total earnings	$(19,842,235)	$(45,288,409)	$(28,219,622)	$(5,265,655)	$8,867,591

Fixed Charges
Interest expense	$1,097,683	$9,750,473	$11,007,683	$14,624,922	$15,493,610
Interest capitalized	605,332	891,644	—	—	—
Interest included in rental expense	433,333	2,333,333	2,000,000	2,600,000	3,233,333

Total fixed charges	2,136,348	12,975,450	13,007,683	17,224,922	18,726,943

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$21,978,583	$58,263,859	$41,227,305	$22,490,577	$9,859,352

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this Registration Statement.